FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of September 2005
Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:



CEZ Secures 36.33% Minority Share in Severoceska Energetika by Option Contract

Yesterday, the management of the energy corporation, CEZ, approved the conclusion of an agreement with Segfield Investments Limited.

Under this written agreement, CEZ gives its consent, via the Supervisory Board of Severoceska energetika (SCE), to the acquisition of SCE stock by Segfield Investments Limited. Such consent is subject to the conclusion of an agreement that provides CEZ with an option to obtain these shares in the future on previously defined terms.

Currently, CEZ holds a 56.92% share in Severoceska energetika.


New Supervisory Board Member

As of September 22, 2005, the term of Supervisory Board Member Ing. Martin Pecina, MBA, expired, as he stepped down from his office. The Supervisory Board took note of his resignation, and appointed Ing. Jiri Bis, who is Deputy Minister for Industry and Trade, as the interim Supervisory Board Member for the period until the next General Meeting.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CEZ, a. s.

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                                                        (Registrant)

Date:  September 23, 2005


                                                    /s/ Libuse Latalova
                                            By:
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                                                       Libuse Latalova
                                                Head of Finance Administration